As filed with the Securities and Exchange Commission on January 7, 2003
Registration No. 333-98261

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3 to

Form S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Nextel Communications, Inc.

(Exact name of registrant as specified in its charter)

Delaware	36-3939651
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
2001 Edmund Halley Drive
Reston, Virginia 20191
(703) 433-4000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Leonard J. Kennedy, Esq.

Senior Vice President and General Counsel
Nextel Communications, Inc.
2001 Edmund Halley Drive
Reston, Virginia 20191
(703) 433-4000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Lisa A. Stater, Esq.
Jones, Day, Reavis & Pogue
3500 SunTrust Plaza
303 Peachtree Street
Atlanta, Georgia 30308-3242
(404) 521-3939

     Approximate date of commencement of proposed sale to the public: From time to time following the effective date of this registration statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☑

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

Calculation Of Registration Fee

	Proposed Maximum
Title of Each Class of	Aggregate Offering	Amount of
Securities to be Registered	Price(1)	Registration Fee

Class A Common Stock, par value $.001 per share	$220,040,000	$20,244(2)

(1)	The maximum aggregate offering price of the common stock registered hereunder will not exceed $220,040,000. Pursuant to Rule 457(o), the registration fee is calculated based on the maximum offering price of the common stock, and the table does not specify information about the amount of shares or the proposed maximum offering price per share.
(2)	The filing fee was paid in connection with the filing of this registration statement on August 16, 2002.

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell or offer these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities, and neither we nor the selling stockholders are soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated January 7, 2003

PROSPECTUS

Nextel Communications, Inc.

                                          Shares

of
Class A Common Stock

        This prospectus relates to the offering of up to                               shares of our common stock to be offered for the account of specified selling stockholders. The common stock was issued in connection with our acquisition of the capital stock of NeoWorld Communications Inc. and the equity interests of specified entities owned by NeoWorld Communications. The selling stockholders may offer the common stock at fixed prices, at prevailing market prices at the time of sale, at varying prices or at negotiated prices. We will not receive any cash proceeds from the selling stockholders’ sales of the common stock.

The Common Stock

•	Our common stock is listed on the Nasdaq National Market under the symbol “NXTL.”

•	On January , 2003, the last reported sale price of our common stock was $ .

       As a prospective purchaser of these securities, you should carefully consider the discussion of “Risk Factors” that begins on page 6 of this prospectus.

       Neither the Securities and Exchange Commission nor any state securities commission has approved the common stock to be distributed under this prospectus, nor have any of these organizations determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2003

I. SUMMARY
A. Nextel
B. Use of Proceeds
C. The Common Stock
D. Summary Consolidated Financial Information
II. RISK FACTORS
A. Risk Factors Relating to Nextel
B. Our Forward-Looking Statements Are Subject to a Variety of Factors That Could Cause Actual Results to Differ Materially from Current Beliefs.
III. USE OF PROCEEDS
IV. SELLING STOCKHOLDERS
V. DESCRIPTION OF CAPITAL STOCK
A. General
B. Common Stock
C. Preferred Stock
D. Relevant Provisions of Our Certificate of Incorporation, Our By-laws and Delaware Law
VI. PLAN OF DISTRIBUTION
VII. LEGAL MATTERS
VIII. EXPERTS
IX. WHERE YOU CAN GET MORE INFORMATION
A. Available Information
B. Incorporation of Documents by Reference
Independent Auditors' Consent
Independent Auditor's Awareness Letter

I.	SUMMARY	1
	A. Nextel	1
	B. Use of Proceeds	2
	C. The Common Stock	2
	D. Summary Consolidated Financial Information	2
II.	RISK FACTORS	6
	A. Risk Factors Relating to Nextel	6
	B. Our Forward-Looking Statements Are Subject to a Variety of Factors That Could Cause Actual Results to Differ Materially from Current Beliefs	15
III.	USE OF PROCEEDS	16
IV.	SELLING STOCKHOLDERS	16
V.	DESCRIPTION OF CAPITAL STOCK	18
	A. General	18
	B. Common Stock	18
	C. Preferred Stock	20
	D. Relevant Provisions of Our Certificate of Incorporation, Our By-laws and Delaware Law	22
VI.	PLAN OF DISTRIBUTION	24
VII.	LEGAL MATTERS	24
VIII.	EXPERTS	24
IX.	WHERE YOU CAN GET MORE INFORMATION	25
	A. Available Information	25
	B. Incorporation of Documents by Reference	25

I. SUMMARY

      This summary highlights basic information about Nextel and the common stock offered by the selling stockholders, but does not contain all information important to you. You should read the more detailed information and consolidated financial statements and the related notes appearing elsewhere and incorporated by reference in this prospectus. “Nextel,” “Nextel Direct Connect,” “Nextel Worldwide” and “Nextel Online” are trademarks or service marks of Nextel. “Motorola” and “iDEN” are trademarks or service marks of Motorola, Inc.

A. Nextel

Overview

      We provide digital mobile communications throughout the United States by offering integrated wireless services under the Nextel brand name, primarily to business users. Our digital mobile network constitutes one of the largest integrated wireless communications systems utilizing a single transmission technology in the United States. This digital technology, developed by Motorola, is referred to as integrated Digital Enhanced Network, or iDEN, technology.

      A customer using our digital mobile network is able to access:

•	digital mobile telephone service, including advanced calling features such as speakerphone, conference calling, voicemail, call forwarding and additional line service;

•	Nextel Direct Connect service, which allows subscribers in the same local calling area to contact each other instantly, on a private one-to-one call or on a group call;

•	Internet services, mobile messaging services, e-mail and advanced Java™ enabled business applications, which are marketed as “Nextel Online” services; and

•	international roaming capabilities, which are marketed as “Nextel Worldwide”.

      As of September 30, 2002:

•	we had about 10.1 million handsets in service in the United States; and

•	our digital mobile network or the compatible digital mobile network of Nextel Partners, Inc. was operational in 197 of the top 200 metropolitan statistical areas in the United States.

      Nextel Partners provides digital wireless communications services under the Nextel name in mid-sized and tertiary U.S. markets. We owned about 32% of the common stock of Nextel Partners as of September 30, 2002. Nextel Partners has the right to operate in 57 of the top 200 metropolitan statistical areas in the United States ranked by population.

      Since we began operations in 1987, we have not generated sufficient cash flow from operations to fund our business and its expansion. Due to our history of losses and negative cash flow, we have incurred substantial indebtedness to date to finance our operations. As of September 30, 2002, we had about $12.5 billion of total domestic long-term debt outstanding, including $8.0 billion of senior notes and $4.5 billion of indebtedness under our credit facility, as well as $0.9 billion of capital lease and finance obligations and $1.4 billion in mandatorily redeemable preferred stock obligations.

      In addition to our domestic operations, we have an ownership interest in NII Holdings, Inc., which provides wireless communications services primarily in selected Latin American markets. On November 12, 2002, NII Holdings consummated its reorganization under Chapter 11 of the U.S. Bankruptcy Code. Before its reorganization, NII Holdings was our substantially wholly owned subsidiary. All previously outstanding equity interests in NII Holdings were cancelled in the reorganization. As of November 14, 2002, we owned about 36% of the outstanding common stock of NII Holdings. The reorganization of NII Holdings included a new infusion of capital into NII Holdings of $190 million, $140 million of which was provided by existing creditors in exchange for about $181 million in aggregate principal amount at maturity of a new series of 13% senior secured notes of NII Holdings and shares of

NII Holdings’ class A common stock. We contributed about $51 million of this $140 million and received in exchange about $66 million in aggregate principal amount at maturity of these new notes and shares of NII Holdings’ class A common stock. We also provided $50 million of additional funding to NII Holdings in exchange for a U.S.-Mexico cross border spectrum sharing arrangement ($25 million of which remains in escrow pending the completion of NII Holdings’ obligations under this arrangement).

      As a result of its bankruptcy filing in May 2002, we began accounting for our investment in NII Holdings, effective May 2002, using the equity method. We use the equity method to account for our investment given our ability to exercise significant influence over the operating and financial policies of NII Holdings. In accordance with the equity method, we stopped recognizing equity in losses of NII Holdings effective in May 2002 as we had recognized $1.4 billion of losses in excess of our investment in NII Holdings through that date. We expect to record a substantial non-cash pre-tax gain in excess of $1.0 billion in the fourth quarter consisting of a $1.4 billion reversal of equity losses in excess of our investment in NII Holdings, partially offset by charges recorded when we consolidated NII Holdings, including, among other items, $185 million of cumulative foreign currency translation losses. Based on our ownership interest, we expect to account for our new investment in NII Holdings using the equity method beginning in the fourth quarter of 2002, which will require us to record our proportionate share of NII Holdings’ results of operations.

      Our principal executive and administrative facility is located at 2001 Edmund Halley Drive, Reston, Virginia 20191, and our telephone number is (703) 433-4000.

B. Use of Proceeds

      We will not receive any cash proceeds from the sale of the common stock being offered by the selling stockholders.

C. The Common Stock

Securities Offered	shares of class A common stock.

Nasdaq Symbol for Common Stock	NXTL.

Risk Factors	You should read the “Risk Factors” section beginning on page 6 of this prospectus as well as the other cautionary statements throughout the entire prospectus, to ensure that you understand the risks associated with an investment in the common stock.

D. Summary Consolidated Financial Information

      The financial information below for the years ended December 31, 1997, 1998, 1999, 2000 and 2001 has been derived from our audited consolidated financial statements. The financial information as of September 30, 2002 and for the nine months ended September 30, 2001 and 2002 has been derived from our unaudited condensed consolidated financial statements. This information reflects all adjustments necessary for the fair presentation of the results for interim periods. In the opinion of management, all adjustments made during these interim periods were normal and recurring, except for the effect of the change in accounting principle described below in Income Tax Provision. You should not expect the results of operations of interim periods to be an indication of the results for a full year. This information is only a summary and should be read in conjunction with our historical financial statements contained in reports filed with the Securities and Exchange Commission. See “IX. Where You Can Get More Information — A. Available Information.”

      The information presented below that is derived from our consolidated financial statements includes the consolidated results of NII Holdings through December 31, 2001. As a result of its bankruptcy filing, we began accounting for our investment in NII Holdings, effective May 2002, using the equity method in accordance with Accounting Principles Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock.” We use the equity method to account for our investment given our ability to exercise significant influence over the operating and financial policies of NII Holdings. In accordance with the equity method, we stopped recognizing equity in losses of NII Holdings effective in May 2002 as we had recognized $1.4 billion of losses in excess of our investment in NII Holdings through that date. We have reflected these excess losses on the balance sheet in other long-term liabilities. We have classified the 2002 net operating results of NII Holdings as equity in losses of NII Holdings in the statement of operations as permitted under the accounting rules governing a mid-year change from consolidating a subsidiary to accounting for the investment using the equity method. However, the presentation of NII Holdings in the financial statements as a consolidated subsidiary in 2001 and prior periods has not changed from the prior presentation.

      Operating revenues and cost of revenues. Effective January 1, 2000, we adopted the Securities and Exchange Commission’s Staff Accounting Bulletin, or SAB, No. 101, “Revenue Recognition in Financial Statements.” Based upon this guidance, we changed our revenue recognition method. Upon adoption of SAB No. 101, we began recognizing handset sales as operating revenues on a straight-line basis over periods of up to four years, the estimated customer relationship periods. Costs of handset sales are recognized over the same periods in amounts equivalent to the revenues recognized from the handset sales. The direct and incremental handset costs in excess of the revenues generated from handset sales are expensed immediately as these amounts exceed our minimum contractual revenues. Under the prior method of accounting, we recognized revenues from sales and related costs of handsets sold when title passed to the customer.

      We have accounted for the adoption of SAB No. 101 as a change in accounting principle and therefore have not restated the financial statements of years prior to 2000. Additional information regarding this accounting change can be found in note 1 to the consolidated financial statements appearing in our annual report on Form 10-K for the year ended December 31, 2001.

      Restructuring and impairment charges. The restructuring and impairment charge in 2001 is primarily attributable to NII Holdings and consists of non-cash pretax impairment charges and pretax restructuring and other charges of about $1.75 billion. Additional information regarding this restructuring charge can be found in note 3 to the consolidated financial statements appearing in our annual report on Form 10-K for the year ended December 31, 2001.

      Depreciation and amortization. Effective January 1, 2002, we adopted Statement of Financial Accounting Standards, or SFAS, No. 142, “Goodwill and Other Intangible Assets.” Under SFAS No. 142 we are no longer required to amortize goodwill and intangible assets with indefinite useful lives but we are required to test for impairment at least annually. We will continue to amortize intangible assets that have finite lives over their useful lives. Upon adoption of SFAS No. 142, we ceased amortizing Federal Communications Commission, or FCC, license costs, as we believe that our portfolio of FCC licenses represents an intangible asset with an indefinite useful life. As of January 1, 2002, we tested all of our FCC licenses and goodwill for impairment and concluded that there was no impairment as the fair values of these intangible assets were greater than their carrying values. Additional information regarding the adoption of SFAS No. 142 as well as a pro forma presentation of our financial results reflecting the adoption of SFAS No. 142 as if it had occurred on January 1, 1999 can be found in note 1 to the condensed consolidated financial statements appearing in our quarterly report on Form 10-Q for the quarter ended June 30, 2002.

      (Loss) gain on retirement of debt. Effective April 1, 2002, we adopted SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” The adoption of SFAS No. 145 required us to classify gains and losses from extinguishments of debt as other income (expense) rather than as extraordinary items in all periods presented.

      Other income (expense), net. As more fully discussed in note 5 to the consolidated financial statements appearing in our annual report on Form 10-K for the year ended December 31, 2001, other income (expense), net in 2000 includes a $275 million gain realized from the exchange of our stock in

Clearnet Communications, Inc. for stock in TELUS Corporation as a result of the acquisition of Clearnet by TELUS. Other income (expense), net in 2001 includes a $188 million other-than-temporary reduction in the fair value of our investment in TELUS. Other income (expense), net in 2002 includes a $38 million other-than-temporary reduction in the fair value of our investment in SpectraSite Holdings, Inc.

      Income tax provision. In 1997, due to operating losses and the change in useful lives of some intangible assets, we increased our valuation allowance for deferred tax assets resulting in a tax provision of $259 million. As a result of our adoption of SFAS No. 142, in the first quarter of 2002, we incurred a one-time cumulative non-cash charge to the income tax provision of $335 million to increase the valuation allowance related to our net operating losses. This cumulative charge was required since we have significant deferred tax liabilities related to our FCC licenses that have a significantly lower tax basis than book basis.

						Nine Months
						Ended
	Year Ended December 31,					September 30,

	1997	1998	1999	2000	2001	2001	2002

	(in millions, except per share amounts)
Statement of operations data
Operating revenues	$985	$2,295	$3,786	$5,714	$7,689	$5,615	$6,390
Cost of revenues (exclusive of depreciation included below)	686	1,218	1,579	2,172	2,869	2,114	1,859
Selling, general and administrative	711	1,297	1,672	2,278	3,020	2,236	2,251
Restructuring and impairment charges	—	—	—	—	1,769	169	35
Depreciation and amortization	526	832	1,004	1,265	1,746	1,270	1,199

Operating (loss) income	(938)	(1,052)	(469)	(1)	(1,715)	(174)	1,046
Interest expense, net	(378)	(622)	(782)	(849)	(1,196)	(893)	(768)
(Loss) gain on retirement of debt, net of debt conversion expense	(46)	(133)	(68)	(127)	469	469	347
Equity in losses of NII Holdings	—	—	—	—	—	—	(226)
Other income (expense), net	7	(37)	(47)	129	(318)	(340)	(111)
Income tax (provision) benefit	(259)	192	28	33	135	47	(373)

Net loss	(1,614)	(1,652)	(1,338)	(815)	(2,625)	(891)	(85)
Gain on retirement of mandatorily redeemable preferred stock	—	—	—	—	—	—	457
Mandatorily redeemable preferred stock dividends and accretion	(29)	(149)	(192)	(209)	(233)	(172)	(175)

(Loss) income available to common stockholders	$(1,643)	$(1,801)	$(1,530)	$(1,024)	$(2,858)	$(1,063)	$197

(Loss) earnings per common share
Basic	$(3.30)	$(3.23)	$(2.39)	$(1.35)	$(3.67)	$(1.38)	$0.23

Diluted	$(3.30)	$(3.23)	$(2.39)	$(1.35)	$(3.67)	$(1.38)	$0.22

Weighted average number of common shares outstanding
Basic	498	557	639	756	778	771	851

Diluted	498	557	639	756	778	771	888

	December 31,
						September 30,
	1997	1998	1999	2000	2001	2002

	(in millions)
Balance sheet data
Cash, cash equivalents and short-term investments, including restricted portion	$433	$321	$5,808	$4,674	$3,801	$2,414
Property, plant and equipment, net	3,226	4,915	6,152	8,791	9,274	9,115
Intangible assets and other, net	4,875	5,183	4,889	5,982	6,067	6,745
Total assets	9,228	11,573	18,410	22,686	22,064	21,413
Domestic long-term debt, capital lease and finance obligations, including current portion	4,446	6,462	9,954	12,212	14,865	13,405
Debt of NII Holdings, nonrecourse to and not held by parent	600	1,257	1,549	2,519	1,865	—
Losses in excess of investment in NII Holdings	—	—	—	—	—	1,408
Mandatorily redeemable preferred stock	529	1,578	1,770	1,881	2,114	1,358
Stockholders’ equity (deficit)	1,913	230	2,574	2,028	(582)	744

II. RISK FACTORS

      You should carefully consider the risk factors listed below, as well as the other information included and incorporated by reference in this prospectus, before making an investment decision.

A. Risk Factors Relating to Nextel

1.	We have a history of net losses and negative cash flow and may never be able to generate sufficient net income.

      Since we began operations in 1987, we have not generated sufficient cash flow from operations to fund our business and its expansion. If we cannot operate profitably, we may not be able to meet our debt service, working capital, capital expenditure or other cash needs. We cannot know when, if ever, our cash flows from our internal business operations will support our growth and continued operations. We had losses available to common stockholders of $2.86 billion during 2001 and income available to common stockholders of $197 million for the nine months ended September 30, 2002. Our accumulated deficit was $9.3 billion at September 30, 2002.

2.	We have substantial indebtedness and if we cannot obtain additional funds when needed, we may not be able to implement our long-term business plan.

      Our long-term cash needs may be much greater than our cash on hand and availability under our existing financing agreements. As of September 30, 2002, we had about $12.5 billion of total domestic long-term debt outstanding, including $8.0 billion of senior notes and $4.5 billion of indebtedness under our bank credit facility, as well as $0.9 billion of capital lease and finance obligations and $1.4 billion in mandatorily redeemable preferred stock obligations. The level of our outstanding debt greatly exceeds our cash on hand and our annual cash flows from operating activities. At September 30, 2002, we had $2.4 billion of cash, cash equivalents and short-term investments on hand. We had $1.1 billion of cash provided by operating activities during 2001 and $1.5 billion of cash provided by operating activities during the nine months ended September 30, 2002. Our principal repayment obligations on our outstanding indebtedness under our senior notes, credit facility and capital lease and finance obligations and our redemption obligations under our mandatorily redeemable preferred stock as of September 30, 2002 total $68 million for the remainder of 2002, $306 million for 2003, $442 million for 2004, $554 million for 2005, $580 million for 2006 and $13.0 billion after 2006.

      We may not be able to raise additional financing when needed, on acceptable terms or at all. As a result, we cannot be sure that we will have adequate capital to:

•	expand and enhance our digital mobile network, including implementation of any enhanced iDEN services to expand wireless voice capacity or enhanced data services or any deployment of “third generation,” or “3G,” or other “next generation” mobile wireless services;

•	maintain our anticipated levels of growth;

•	meet our debt service requirements; or

•	pursue strategic acquisitions or other opportunities to increase our spectrum holdings, including those that may be necessary to support or provide next generation mobile wireless services.

      Our failure to timely achieve each of these goals could result in the delay or abandonment of some or all of our development, expansion and acquisition plans and expenditures, which could have an adverse effect on us.

      Our bank credit facility as in effect on September 30, 2002 provided for total secured financing capacity of up to $6.0 billion, provided we satisfy financial and other conditions. As of September 30, 2002, we had borrowed $4.5 billion of this secured financing. The continued availability of funds under our term loans and our ability to access the remaining availability under our revolving loan commitment is limited by various financial covenants and ratios, including the ratio of our total debt to operating cash flow, as defined under the bank credit facility. Our ability to access the remaining availability is also subject to the satisfaction of covenants under indentures relating to our public notes and other conditions. Our access to additional funds also may be limited by:

•	the terms of our existing financing agreements, including restrictive covenants;

•	existing debt service requirements;

•	market conditions affecting the telecommunications industry in general;

•	the terms of options and other convertible securities issued to others that may make equity financings more difficult;

•	the potential commercial opportunities and risks associated with implementation of our business plan;

•	the market’s perception of our performance and assets; and

•	the actual amount of cash we need to pursue our business strategy.

3.	We have significant intangible assets, which may not be adequate to satisfy our obligations in the event of a liquidation.

      If we default on debt or if we were liquidated, the value of our assets may not be sufficient to satisfy our obligations. We have a significant amount of intangible assets, such as licenses granted by the Federal Communications Commission. The value of these licenses will depend significantly upon the success of our digital mobile network business and the growth of the specialized mobile radio and wireless communications industries in general. We had a net tangible book value deficit of $6.0 billion as of September 30, 2002.

4.	Our existing financing agreements contain covenants and financial tests that limit how we conduct business.

      As a result of restrictions contained in our financing agreements, we may be unable to raise additional financing, compete effectively or take advantage of new business opportunities. This may affect our ability to generate revenues and profits. Among other matters, we are restricted in our ability to:

•	incur or guarantee additional indebtedness, including additional borrowings under existing financing arrangements;

•	pay dividends and make other distributions;

•	pre-pay subordinated indebtedness;

•	make investments and other restricted payments; and

•	sell assets.

      Under our bank credit facility, we also are required to maintain specified financial ratios and satisfy financial tests. Our inability to meet these ratios and other tests could result in a default under our bank credit facility, which could have a material adverse impact on us as we could then be required to repay all amounts then outstanding, unless we were able to negotiate an amendment or waiver. Although in the first quarter of 2001 we were able to amend the covenants under our bank credit facility to avert a likely covenant violation, there is no assurance that we would be able to do so in the future. Borrowings under the bank credit facility are secured by liens on assets of substantially all of our domestic subsidiaries.

5.	We may not be able to obtain additional or contiguous spectrum, which may adversely impact our ability to implement our long-term business plan.

      We may seek to acquire additional or contiguous spectrum through negotiated purchases, in government-sponsored auctions of spectrum or otherwise. Contiguous spectrum may be necessary in implementing 3G or other next generation technologies that may allow us to provide additional products or services to our customers or provide other benefits. Further, to the extent we obtain contiguous spectrum, we may be able to implement future technologies at a lower cost. We may not be able to accomplish any spectrum acquisition or the necessary additional capital for that spectrum may not be available on acceptable terms, or at all. If sufficient additional capital is not available, to the extent we are able to complete any spectrum acquisition, the amount of funding available to us for our existing businesses would be reduced. Even if we are able to acquire spectrum, we still may require additional capital to finance the pursuit of any new business opportunities associated with our acquisitions of additional spectrum, including those necessary to support or provide next generation wireless services. This additional capital may not be available.

      We cannot be sure that any government-sponsored spectrum auctions will occur or, if so, on their currently announced schedules. We also cannot be sure whether we will be a successful bidder and will be awarded spectrum licenses in any auction or what amounts would be required to be bid to prevail in any auction.

6.	If we are not able to compete effectively in the highly competitive wireless communications industry, our future growth and operating results will suffer.

      There are currently six national wireless communications services providers, including Nextel. Our ability to compete effectively with these providers and other prospective wireless communications service providers depends on the factors below, among others.

a.	If our wireless communications technology does not perform in a manner that meets customer expectations, we will be unable to attract and retain customers.

      Customer acceptance of the services we offer is and will continue to be affected by technology-based differences and by the operational performance and reliability of our digital mobile network. We may have difficulty attracting and retaining customers if we are unable to resolve quality issues related to our digital mobile network as they arise or if those issues:

•	limit our ability to expand our network coverage or capacity as currently planned; or

•	were to place us at a competitive disadvantage to other wireless service providers in our markets.

b.	Our channels of distribution for our digital mobile network products and services are not as extensive as some of our competitors, which may limit our ability to compete effectively.

      Since many of our competitors have established long-standing extensive networks of retail locations and multiple distribution channels, they have access to more potential customers than we do. Although in 2001 we acquired a substantial number of the distribution outlets from Let’s Talk Cellular & Wireless, Inc. which we re-branded as Nextel stores, at this early stage of our ownership and operation of these and other Nextel stores, we cannot predict what proportion of our new customers will come through this new distribution channel. We also cannot guarantee that we will achieve the anticipated benefits of this new distribution channel to the degree or on the schedule that we hope to achieve them. In addition, as we have expanded our subscriber base by increased handset sales through indirect distribution channels, as price competition in the wireless industry has intensified and as our product and service offerings have begun to attract increasing numbers of individual and non-business customers, our average revenue per handset has decreased and may continue to decrease and our customer retention has been and in the future may be adversely affected.

c.	We may be limited in our ability to grow unless we expand system capacity and improve the efficiency of our business systems and processes.

      Our subscriber growth and operating performance may be adversely affected unless we are able to timely and efficiently meet the demands for our services and address increased demands on our customer service, billing and accounts receivable collection functions. We cannot be sure that our new customer care and billing system, when fully implemented, will operate as expected. To increase our number of subscribers, we must:

•	expand the capacity of our digital mobile network;

•	potentially obtain additional spectrum in some or all of our markets;

•	secure sufficient transmitter and receiver sites at appropriate locations to meet planned system coverage and capacity targets;

•	obtain adequate quantities of base radios and other system infrastructure equipment; and

•	obtain an adequate volume and mix of handsets and related accessories to meet subscriber demand.

      The risk that we are unable to obtain sufficient equipment is exacerbated by our agreement to proportionally allocate this equipment with NII Holdings and Nextel Partners if there is an equipment shortage. Additionally, customer reliance on our customer care functions will increase as we add customers through channels not involving direct face-to-face contact with a sales representative, such as web sales or tele-sales. We recently outsourced many aspects of our customer care function and cannot be sure that this outsourcing will not heighten these risks.

d.	Some of our competitors are financially stronger than we are, which may limit our ability to compete based on price.

      Because of their resources and, in some cases, ownership by larger companies, some of our competitors may be able to offer services to customers at prices that are below the prices that we can offer for comparable services. If we cannot compete effectively based on the price of our service offerings, our revenues and growth may be adversely affected.

e.	We may face continuing pressure to reduce prices, which could adversely affect operating results.

      Over the past several years, as the intensity of competition among wireless communications providers has increased, our and our competitors’ prices have generally decreased. If this trend continues, it may be increasingly difficult for us to remain competitive. We may encounter further market pressures to:

•	continue to migrate existing customers to lower priced service offering packages;

•	restructure our digital service offering packages to offer more value;

•	reduce our service offering prices; or

•	respond to particular short-term, market specific situations, such as special introductory pricing or particular new product or service offerings, in a particular market.

f.	Our digital handsets are more expensive than those of some competitors, which may affect our growth and profitability.

      We currently market multi-function digital handsets only available from one supplier. The higher cost of these handsets, as compared to analog handsets and digital handsets that do not incorporate a similar multi-function capability and are available from multiple suppliers, may make it more difficult or less profitable for us to attract customers. In addition, the higher cost of our handsets requires us to absorb part of the cost of offering handsets to new and existing customers. These increased costs and handset subsidy expenses may reduce our growth and profitability.

g.	If we do not keep pace with rapid technological changes, we may not be able to attract and retain customers.

      Our digital mobile network uses scattered, non-contiguous spectrum frequencies. Because of their fragmented character, these frequencies traditionally were only usable for two-way radio calls, such as those used to dispatch taxis and delivery vehicles. We became able to use these frequencies to provide a wireless telephone service competitive with cellular carriers only when Motorola developed its proprietary iDEN technology. We are currently the only national U.S. wireless service provider utilizing iDEN technology, and iDEN handsets are not currently designed to roam onto other domestic wireless networks. The wireless telecommunications industry is experiencing significant technological change. Future technological advancements may enable other wireless technologies to equal or exceed our current levels of service and render iDEN technology obsolete. If Motorola is unable or unwilling to upgrade or improve iDEN technology or develop other technology to meet future advances in competing technologies on a timely basis, or at an acceptable cost, we may not be able to compete effectively and could lose customers to our competitors. In addition, competition among the differing wireless communications technologies could:

•	segment the user markets, which could reduce demand for our technology; and

•	reduce the resources devoted by third-party suppliers, including Motorola, which supplies all of our current digital technology, to developing or improving the technology for our systems.

h.	Our coverage is not as extensive as that of other wireless service providers, which may limit our ability to attract and retain customers.

      Our digital mobile network does not provide the extensive roaming coverage that is available through some of our competitors. The coverage areas of these other providers include areas where our network, or that of our affiliate Nextel Partners, has not been built or will not be built. In addition, some of our competitors provide their customers with handsets with both digital and analog capability, which expands their coverage, while we have only digital capability. We may not, either alone or together with Nextel Partners, be able to achieve comparable system coverage with some of our competitors. If a sufficient number of customers or potential customers are not willing to accept system coverage limitations as a trade-off for our multi-function wireless communications package, our operating results will be adversely affected.

i.	If our wireless data and Internet services do not perform satisfactorily, our operations and growth could be adversely affected.

      We offer our subscribers access to wireless data and Internet services, marketed under the brand name Nextel Online. Unless these services perform satisfactorily, are utilized by a sufficient number of our subscribers and produce sufficient levels of customer satisfaction, our results may be adversely affected. Because we have less spectrum than some of our competitors, and because we have elected to defer the deployment of 3G technology, any wireless data and Internet services that we offer could be significantly limited compared to those services offered by other wireless communications providers.

      Our wireless data and Internet capabilities may not allow us to perform fulfillment and other customer support services more economically or to realize a source of future incremental revenue. Further, our wireless data and Internet capabilities may not counter the impact of increasing competition in our markets and the related pricing pressure on basic wireless voice services or incrementally differentiate us from our competitors. We also may not successfully realize our goals if:

•	we are unable to offer these new services profitably;

•	these new service offerings adversely impact the performance or reliability of our digital mobile network;

•	we or third party developers fail to develop new applications for our customers; or

•	we otherwise do not achieve a satisfactory level of customer acceptance and utilization of these services.

      Any resulting customer dissatisfaction, or failure to realize cost reductions or incremental revenue, could have an adverse impact on our results of operations, future growth prospects and perceived value.

j.	Costs and other aspects of a future deployment of advanced digital technology could adversely affect our operations and growth.

      Based on our current outlook, we anticipate eventually deploying advanced digital technology that will allow high capacity wireless voice and higher speed data transmission, and potentially other advanced digital services. The technology that we would deploy to provide these types of broadband wireless services is sometimes referred to as 3G or next generation. Significant capital requirements would be involved in implementing any next generation technologies. However, we may not have sufficient capital to deploy this technology. There also can be no guarantee that this technology will provide the advantages that we expect. The actual amount of the funds required to finance and implement this technology may significantly exceed management’s current estimate. Further, any future implementation could require additional unforeseen capital expenditures in the event of unforeseen delays, cost overruns, unanticipated expenses, regulatory changes, engineering design changes, equipment unavailability and technological or other complications. Finally, as there are several types of next generation technologies that may not be fully compatible with each other or with other currently deployed digital technologies, if the type of technology that we choose to deploy does not gain widespread acceptance or perform as expected, our business may be adversely affected.

k.	If competitors provide two-way radio dispatch services, we will lose a competitive advantage.

      We differentiate ourselves by providing two-way radio dispatch services, marketed as Nextel Direct Connect. These services are currently not available through traditional cellular or personal communication services providers. If either personal communication services or cellular operators provide two-way radio dispatch or comparable services in the future, our competitive advantage will be impaired. Further, some of our competitors have attempted to compete with our Nextel Direct Connect service by offering unlimited mobile to mobile calling plan features and reduced rate calling plan features for designated small groups. If these offerings are perceived as viable substitutes for Nextel Direct Connect, our business may be adversely affected.

l.	If Nextel Partners or NII Holdings experiences financial or operational difficulties, our business may be adversely affected.

      Nextel Partners operates a digital mobile network compatible with ours in numerous mid-sized and tertiary markets. NII Holdings also provides services to our customers through roaming agreements and a cross border spectrum sharing arrangement. If Nextel Partners or NII Holdings experiences financial or operational difficulties, the ability of our customers to roam on their networks may be impaired. In that event, our ability to attract and retain customers who want to access subscribers on Nextel Partners’ portion of the network or NII Holdings’ network may be adversely affected. In addition, in the event of termination of the cross border spectrum sharing arrangement, we may incur additional costs to replace the anticipated benefits from that arrangement.

7.	Regulatory and other factors could delay or prevent us from offering services in new market areas, which could limit our access to new customers and affect our growth.

      Before fully implementing our digital network in a new geographic area, or expanding coverage in an existing market, we must complete systems design work, find appropriate sites and construct necessary transmission structures, receive regulatory approvals, obtain and free up frequency channels now devoted to non-digital transmissions and begin systems optimization. These processes take weeks or months to complete, and may be hindered or delayed by many factors, including unavailability of antenna sites at optimal locations, land use and zoning controversies and limitations of available frequencies. We cannot know when, if ever, our digital technology will be available for commercial use in a particular geographic area.

8.	Government regulations determine how we operate, which could increase our costs and limit our growth and strategy plans.

      The Federal Communications Commission regulates the licensing, operation, acquisition and sale of our business. We must meet build-out requirements within specified time limitations to retain our licenses. Future changes in regulation or legislation and Congress’ and the Federal Communications Commission’s continued allocation of additional spectrum for commercial mobile radio services, which include specialized mobile radio, cellular and personal communication services, could impose significant additional costs on us either in the form of direct out of pocket costs or additional compliance obligations. For example, compliance with regulations requiring us to provide public safety organizations with caller location information will materially increase our cost of doing business to the extent that we are unable to recover some or all of these costs from our customers. Further, if we fail to comply with applicable regulations, we may be subject to sanctions, which may have a material adverse effect on our business. These regulations also can have the effect of introducing additional competitive entrants to the already crowded wireless communications marketplace.

      It is possible that we may face additional regulatory prohibitions or limitations on our services. For example, the California Public Utilities Commission has proposed extensive consumer protection and privacy regulations for all telecommunications carriers. If adopted, the rules will significantly alter our business practices in California with respect to nearly every aspect of the carrier-customer relationship, including solicitations, marketing, activations, billing and customer care. If these regulations are adopted in California as currently proposed, they would impose significant additional costs on us as well as other wireless carriers. If any new regulations prohibit us from providing planned services, it could be more difficult for us to compete. Finally, we cannot be certain that we or the wireless industry in general may not be subject to litigation should a situation arise in which damage or harm occurs as a result of interference between a commercial licensee like us and a public safety licensee, such as a “911” emergency operator.

      Further, some state and local jurisdictions have adopted legislation that could impact our costs and operations in those areas. For example, some jurisdictions have laws restricting or prohibiting the use of portable communications devices while driving motor vehicles, such as the State of New York. If similar laws are enacted in other jurisdictions, we may experience reduced subscriber usage and demand for our services, which could have a material adverse effect on our results of operations.

9.	We are susceptible to control by significant stockholders, whose interests may conflict with ours.

      Motorola and entities controlled by Craig O. McCaw hold significant blocks of our outstanding stock and have the ability to exert significant influence over our affairs. An affiliate of Mr. McCaw may designate at least one fourth of our board of directors, including a majority of the operations committee of our board, which has significant authority relating to our business strategy, budgets, financing arrangements and in the nomination and oversight of specified executive officers. Presently, three of the ten members of our board of directors are designees of Mr. McCaw’s affiliates. Under its agreements with us, Motorola may nominate two directors to our board of directors.

      Motorola and its affiliates engage in wireless communications businesses, and may in the future engage in additional businesses, which compete with some or all of the services we offer. Motorola’s right to nominate two people for election to our board of directors could give them additional leverage if any conflict of interest were to arise. In addition, Motorola is one of our significant stockholders, which creates potential conflicts of interest, particularly with regard to significant transactions.

      If Mr. McCaw and Motorola act together, they have a sufficient number of members on our board of directors and voting interest in us to exert significant influence over various aspects of our business, as well as over:

•	approval of amendments to our certificate of incorporation, mergers, sales of assets or other major corporate transactions as well as other matters submitted for stockholder vote;

•	any takeover attempt; and

•	whether particular matters are submitted for a vote of our stockholders.

      As a result, this concentration of ownership may have the effect of delaying or preventing an attempt to acquire us, even if that would be in the best interests of our stockholders.

      Mr. McCaw and his affiliates have, and may, subject to some limitations, acquire additional investments in entities that provide wireless telecommunications services that could potentially compete with us. However, under relevant agreements, Mr. McCaw and his controlled affiliates may not, until one year after the termination of our operations committee, participate in other two-way terrestrial-based mobile wireless communications systems in any part of North America or South America unless these opportunities have first been presented to and waived or rejected by us.

10.	Because we rely on one supplier to implement our digital mobile network, any failure of that supplier to perform could adversely affect our operations.

      Motorola is currently our sole source for most of the digital mobile network equipment and all of the handsets we use. If Motorola fails to deliver system infrastructure and handsets or enhancements on a timely, cost-effective basis, we may not be able to adequately service our existing subscribers or add new subscribers. Furthermore, in the event Motorola determined not to continue manufacturing, supporting or enhancing our iDEN based infrastructure and handsets, we may be materially adversely affected. We expect to continue to rely principally on Motorola or its licensees for the manufacture of a substantial portion of the equipment necessary to construct, enhance and maintain our iDEN digital mobile network and handset equipment for the next several years.

      We are also relying on Motorola to provide us with technology improvements and enhancements designed to expand our wireless voice capacity and improve our services. These contemplated enhancements include the development of the 6:1 voice coder software upgrade designed to increase voice capacity and deliver packet data service at higher speeds beginning in 2003, and the contemplated improvements include the expansion of our Direct Connect service to offer nationwide Direct Connect. We believe these enhancements and improvements may be necessary to maintain the competitiveness of our digital network. However, Motorola may not deliver these enhancements and improvements within our anticipated timeframe, if at all, or they may not provide the advantages that we expect.

11.	Agreements with Motorola reduce our operational flexibility and may adversely affect our growth or operating results.

      We have entered into agreements with Motorola that limit our ability to use other technologies that would displace our existing iDEN digital mobile network. These agreements may delay or prevent us from employing new or different technologies that perform better or are available at a lower cost because of the additional economic costs and other impediments to change arising under the Motorola agreements. For example, our equipment purchase agreement with Motorola requires us to provide Motorola with notice of our determination that Motorola’s technology is no longer suited to our needs at least six months before publicly announcing or entering into a contract to purchase equipment utilizing an alternate technology.

      In addition, if Motorola manufactures, or elects to manufacture, the equipment utilizing the alternate technology that we elect to deploy, we must give Motorola the opportunity to supply 50% of our infrastructure requirements for the alternate technology for three years. This may limit our ability to negotiate with an alternate equipment supplier. Finally, if after a switch to an alternate technology we do not maintain operational Motorola infrastructure equipment at the majority of our transmitter and receiver sites that are deployed at the date the switch to an alternate technology is first publicly announced, Motorola may require that any financing Motorola has provided to us must then be repaid.

12.	Concerns about health risks associated with wireless equipment may reduce the demand for our services.

      Portable communications devices have been alleged to pose health risks, including cancer, due to radio frequency emissions from these devices. Purported class actions and other lawsuits have been filed against numerous wireless carriers, including us, seeking not only damages but also remedies that could increase our cost of doing business. While we cannot predict the outcome of this litigation and intend to vigorously defend against these claims, we cannot be sure that our business and financial condition will not be adversely affected by this litigation or public perception. The actual or perceived risk of mobile communications devices could adversely affect us through a reduction in subscribers, reduced network usage per subscriber or reduced financing available to the mobile communications industry. Further research and studies are ongoing, and we cannot be sure that these studies will not demonstrate a link between radio frequency emissions and health concerns.

13.	Our investments in joint ventures may affect our growth and operating results because we are not in sole control of the enterprise.

      We have entered into a contractual joint venture regarding our ownership interests in and arrangements with Nextel Partners and have entered into similar arrangements regarding NII Holdings. We may enter into other joint ventures or similar arrangements in the future. These arrangements are subject to uncertainties, including risks that:

•	we do not have the ability to control the joint enterprises;

•	the other participants at any time may have economic, business or legal interests or goals that are inconsistent with our goals or those of the joint enterprise;

•	a participant may be unable to meet its economic or other obligations to the joint enterprise, and we may be required to fulfill some or all of those obligations or restrict the business of the affected enterprise; and

•	we also may be or become obligated to acquire all or a portion of the ownership interest of some or all of the other participants in these joint enterprises.

14.	Our commitments to issue additional common stock and general conditions in the wireless communications industry may affect the price of our common stock and impair our ability to raise capital.

      We currently have outstanding commitments in various forms, including options and convertible securities, to issue a substantial number of new shares of our class A common stock. At September 30, 2002, we had commitments to issue 29.9 million shares upon conversion of class A convertible preferred stock, 35.7 million shares upon conversion of class B nonvoting common stock, 52.0 million shares upon conversion of convertible senior notes and zero coupon convertible preferred stock and 99.5 million shares upon exercise of options or in connection with other awards under our incentive equity plan. These commitments represent an aggregate of 217.1 million shares, or 19.0% of our class A common stock outstanding on September 30, 2002 assuming the shares issuable under these commitments had been outstanding on that date. In addition, we may elect in some circumstances to issue equity to satisfy obligations otherwise payable in cash, and we have and may continue to issue equity to purchase some of our outstanding securities. An increase in the number of shares of our common stock that will become available for sale in the public market may adversely affect the market price of our common stock and, as a result, could impair our ability to raise additional capital through the sale of our equity securities or convertible securities and adversely affect our stock price. Some of the shares subject to issuance commitments are or may be registered with the Securities and Exchange Commission and thus are or may become freely tradable, without regard to the volume limitations of Rule 144 under the Securities Act of 1933.

      In addition, general conditions in the wireless communications industry or specific competitors’ results, including potential slowing of new subscriber additions, declining average revenue per handset or increased customer dissatisfaction, may adversely affect the market price of our common stock and, as a result, could impair our ability to raise additional capital through the sale of our equity securities or convertible securities.

B.	Our Forward-Looking Statements Are Subject to a Variety of Factors That Could Cause Actual Results to Differ Materially from Current Beliefs.

      “Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: A number of the statements made or incorporated by reference in this prospectus are not historical or current facts, but deal with potential future circumstances and developments. They can be identified by the use of forward-looking words such as “believes,” “expects,” “plans,” “may,” “will,” “would,” “could,” “should” or “anticipates” or other comparable words, or by discussions of strategy that may involve risks and uncertainties. We caution you that these forward-looking statements are only predictions, which are subject to risks and uncertainties including technological uncertainty, financial variations, changes in the regulatory environment, industry growth and trend predictions. The operation and results of our wireless communications business may be subject to the effect of other risks and uncertainties in addition to those outlined in the above “Risk Factors” section and elsewhere in this prospectus including, but not limited to:

•	general economic conditions in the geographic areas and occupational market segments that we are targeting for our digital mobile network service;

•	the availability of adequate quantities of system infrastructure and handset equipment and components to meet service deployment and marketing plans and customer demand;

•	the availability and cost of acquiring additional spectrum;

•	the timely development and availability of new handsets with expanded applications and features;

•	the success of efforts to improve, and satisfactorily address any issues relating to, our digital mobile network performance;

•	the successful implementation and performance of the technology being deployed or to be deployed in our various market areas, including the expected 6:1 voice coder software upgrade being developed by Motorola and technologies to be implemented in connection with our contemplated launch of nationwide Direct Connect;

•	market acceptance of our new line of Java embedded handsets and service offerings, including our Nextel Online services;

•	the timely delivery and successful implementation of new technologies deployed in connection with any future enhanced iDEN or next generation or other advanced services we may offer;

•	the ability to achieve market penetration and average subscriber revenue levels sufficient to provide financial viability to our digital mobile network business;

•	the impact on our cost structure or service levels of the general downturn in the telecommunications sector, including the adverse effect of any bankruptcy of any of our tower providers or telecommunications suppliers;

•	our ability to successfully scale, in some circumstances in conjunction with third parties under our outsourcing arrangements, our billing, collection, customer care and similar back-office operations to keep pace with customer growth, increased system usage rates and growth in levels of accounts receivables being generated by our customers;

•	access to sufficient debt or equity capital to meet operating and financing needs;

•	the quality and price of similar or comparable wireless communications services offered or to be offered by our competitors, including providers of cellular and personal communication services;

•	future legislation or regulatory actions relating to specialized mobile radio services, other wireless communications services or telecommunications generally;

•	the costs of compliance with regulatory mandates, particularly the requirement to deploy location-based 911 capabilities; and

•	other risks and uncertainties described from time to time in our reports, including our annual report on Form 10-K for the year ended December 31, 2001, and our subsequent quarterly reports on Form 10-Q.

III. USE OF PROCEEDS

      All sales of the common stock being offered by this prospectus will be by or for the account of the selling stockholders listed in the following section of this prospectus. We will not receive any cash proceeds from these sales of the common stock.

IV. SELLING STOCKHOLDERS

      All of the shares of common stock are being offered by the selling stockholders. We issued the common stock to NeoWorld Holdings, LLC in a private placement transaction exempt from registration under the Securities Act of 1933 in connection with our acquisition of the capital stock of NeoWorld Communications Inc. and the equity interests of specified entities owned by NeoWorld Communications. NeoWorld Holdings may, in certain circumstances, transfer the shares of common stock received in the private placement transaction to its members, who are listed after the table below. Subject to specified conditions, NeoWorld Holdings’ members are entitled to include those shares in this prospectus. In the event any of the shares issued to NeoWorld Holdings are transferred to its members who wish to sell securities using this prospectus, we will file a prospectus supplement or post-effective amendment to the registration statement to provide information about any such member.

      No offer or sale under this prospectus may be made by a holder of the shares of common stock unless that holder is listed in the table below or until that holder has notified us and a supplement to this prospectus has been filed or an amendment to the registration statement has become effective. We will supplement or amend this prospectus to include additional selling stockholders upon request and upon provision of all required information to us.

      The selling stockholders may offer and sell, from time to time, any or all of their common stock issued in connection with our acquisition of the stock of NeoWorld Communications. Because the selling stockholders may offer all or only some portion of the shares of common stock listed in the table, no estimate can be given as to the amount or percentage of the shares of common stock that will be held by the selling stockholders upon termination of the offering.

      The following table lists:

•	the name of each selling stockholder;

•	the number of shares of common stock beneficially owned by that holder before the offering; and

•	the number of shares of common stock being offered for sale by that selling stockholder.

      The information in the table reflects the most recent information furnished to us by the identified selling stockholder. Unless otherwise disclosed in the footnotes to the table, no selling stockholder has indicated that it has held any position, office or other material relationship with us or our affiliates during the past three years or that it is or is affiliated with a broker-dealer.

Common Stock

	Number of	Number of
Name of Selling Stockholder	Shares Owned	Shares Offered

NeoWorld Holdings, LLC(1)

(1)	We have been advised by NeoWorld Holdings that, upon closing, the seven members of the board of managers of NeoWorld Holdings (the majority of whom are representatives of financial investment firms) will have authority to take action to exercise voting and investment control over the Nextel shares.

      The following are the members of NeoWorld Holdings:

AMP Nominees Limited (Henderson)

BDM Trust for Mary Elizabeth McAuley

BDM Trust for Beth Kathryn McAuley

BDM Trust for Christian Brian McAuley

BDM Trust for Tricia Florence McAuley

Boston Millennia Associates II Partnership

Boston Millennia Partners GMBH & Co. KG

Boston Millennia Partners II

Boston Millennia Partners II-A

Bridge Street Special Opportunities Fund 2000, L. P.

C. Blair Venture Partners II, L.P.

Centerpoint Venture Fund II, L. P.

Columbia Capital Equity Partners II, L. P.

Daskalakis, Andrew

De Cosmo, Stanley A.

Finneran, William

First Union Capital Partners, LLC

Gantcher, Nathan

Gildea, Eileen

Goldman Sachs & Co Verwaltungs GmbH

GS Capital Partners III, L. P.

GS Capital Partners III, Offshore, L. P.

J. P. Morgan Capital Corporation

Kimzey, Jackie

Loyd, Elby

Madison Dearborn Capital Partners III, L. P.

Madison Dearborn Special Equity III, L. P.

McAuley, Brian D.

McAuley, James

Mcauley, Kevin

Mills, Steve

Mollman, Eric

Net Associates II

Noro-Mosley Partners IV, L.P.

Northwood Capital Partners LLC

Northwood Ventures LLC

Oberstein, Fred

Pescatore, John

Poh, Ann

Revocable Trust of Jack Markell Dated 7/9/97

Rho Management Trust I

Sadik-Khan, Orhan

Sevin Rosen Fund VI L. P.

Sevin Rosen Fund VII L. P.

Sevin Rosen VI Affiliates Fund L. P.

Sevin Rosen VII Affiliates Fund L. P.

Sixty Wall Street Fund, L. P.

Special Advisors Fund I, LLC

Stone Street Fund 2000, L. P.

The Lafayette Investment Fund, L. P.

Wilson, Henry T.

We and the sole stockholder of NeoWorld Communications have entered into a registration rights agreement. That agreement requires that we make this prospectus available to the selling stockholders, subject to the exceptions described below, until the earliest of:

•	365 days from the date the registration statement, of which this prospectus is a part, is declared effective by the Securities and Exchange Commission; and

•	the time when all of the common stock has been sold.

      This time period is referred to as the registration period.

      We may require the selling stockholders to suspend the sales of the common stock offered by this prospectus upon the occurrence of any event that makes any statement in this prospectus or the related registration statement untrue in any material respect or that requires the changing of statements in these documents in order to make statements in these documents not misleading. We will be permitted to suspend the use of this prospectus:

•	in connection with pending corporate developments, public filings with the Securities and Exchange Commission and similar events, for a period not to exceed 30 days in any three month period or an aggregate of 90 days, whether or not consecutive, in any twelve month period, or

•	in connection with any pending or potential acquisitions, financings or similar transactions, for a period not to exceed 60 days in any three month period or 90 days, whether or not consecutive, in any twelve month period.

      In the event of such an interruption during the registration period, the registration period will be extended by the number of days of the interruption.

V. DESCRIPTION OF CAPITAL STOCK

      The summary below is not complete and is subject to, and qualified in its entirety by, our certificate of incorporation and by-laws. See “IX. Where You Can Get More Information.”

A. General

      Under our certificate of incorporation, we have the authority to issue 2,233,883,948 shares of capital stock, which are currently divided into nine classes or series as follows:

•	2,060,000,000 shares of class A common stock, par value $0.001 per share, referred to as the common stock;

•	100,000,000 shares of class B nonvoting common stock, par value $0.001 per share, referred to as the nonvoting common stock;

•	26,941,933 shares of class A convertible redeemable preferred stock, stated value $36.75 per share, referred to as the class A preferred stock;

•	82 shares of class B convertible preferred stock, stated value $1.00 per share, referred to as the class B preferred stock;

•	26,941,933 shares of class C convertible redeemable preferred stock, stated value $36.75 per share, referred to as the class C preferred stock;

•	1,600,000 shares of series D preferred stock;

•	2,200,000 shares of series E preferred stock;

•	800,000 shares of zero coupon convertible preferred stock; and

•	15,400,000 shares of undesignated preferred stock.

      EquiServe Trust Company, N.A. acts as transfer agent and registrar for the common stock.

B. Common Stock

1. Voting

      Except as required by law with respect to shares of each of our class A preferred stock, class B preferred stock and class C preferred stock, and except with respect to matters as to which shares of a class or series of preferred stock vote separately as a class, the holders of the common stock are entitled to one vote per share on all matters to be voted on by our stockholders. The holders of the nonvoting common stock have no right to vote on any matters to be voted on by the stockholders, except as follows and as otherwise required by law. The holders of the nonvoting common stock do have the right to vote as a separate class, with each share having one vote, on:

•	any merger, consolidation, reorganization or reclassification of our company or our shares of capital stock;

•	any amendment to our certificate of incorporation; or

•	any liquidation, dissolution or winding up of our company;

      (each of these events being a “Class B Fundamental Change”) in which shares of the nonvoting common stock would be treated differently than shares of the common stock, other than a Class B Fundamental Change in which the only difference in the treatment is that the holders of the common stock would be entitled to receive equity securities with full voting rights and the holders of the nonvoting common stock would be entitled to receive equity securities which have voting rights substantially identical to the voting rights of the nonvoting common stock and are convertible in connection with any Voting Conversion Event, as defined below, on a share for share basis, into the voting securities to which the holders of the common stock are entitled. Our certificate of incorporation does not provide for cumulative voting in the election of directors.

2. Dividends

      Subject to the declaration and payment of dividends on our preferred stock at the time outstanding, to the extent of any preference to which that preferred stock is entitled, and after the provision for any sinking or purchase fund or funds for any series of the preferred stock has been complied with, our board of directors may declare and pay dividends on the common stock and the nonvoting common stock, payable in cash or other consideration, out of funds legally available. If dividends are declared on the common stock that are payable in shares of common stock, then dividends payable at the same rate in shares of nonvoting common stock must be declared on any outstanding shares of nonvoting common stock.

      We have not paid any cash dividends on our common stock and do not plan to pay any cash dividends on our common stock for the foreseeable future.

3. Liquidation, Subdivision or Combination

      In the event of any liquidation, dissolution or winding up of our company or upon the distribution of our assets, all assets and funds remaining after payment in full of our debts and liabilities, and after the payment to the holders of the then outstanding preferred stock of the full preferential amounts to which they are entitled, would be divided and distributed among the holders of the common stock and nonvoting common stock ratably. In no event will either common stock or nonvoting common stock be split, divided or combined unless the other is proportionately split, divided or combined.

4. Convertibility of Nonvoting Common Stock Into Common Stock

      Upon the actual or expected occurrence of any Voting Conversion Event, as defined below, each share of nonvoting common stock which is being or has been distributed, disposed of or sold, or is expected to be distributed, disposed of or sold, in connection with that Voting Conversion Event will be convertible at the option of the holder into one fully paid and nonassessable share of common stock. If any shares of nonvoting common stock are converted into shares of common stock in connection with a Voting Conversion Event, however, and any of those shares of common stock are not actually distributed, disposed of or sold according to the Voting Conversion Event, those shares of common stock that are not distributed, disposed of or sold will be promptly converted back into the same number of shares of nonvoting common stock.

      A “Voting Conversion Event” means:

•	any public offering or public sale of our securities, including a public offering registered under the Securities Act of 1933 and a public sale under Rule 144 of the Securities and Exchange Commission or any similar rule then in force;

•	any sale of securities to a person or group of persons, within the meaning of the Securities Exchange Act of 1934, if, after that sale, that person or group of persons would in the aggregate own or control securities that possess in the aggregate the ordinary voting power to elect a majority of our board of directors, provided that the sale has been approved by our board of directors or any authorized committee;

•	any sale of securities to a person or group of persons, within the meaning of the Securities Exchange Act of 1934, if, after that sale, that person or group of persons in the aggregate would own or control securities, excluding any nonvoting common stock being converted and disposed of in connection with the Voting Conversion Event, that possess in the aggregate the ordinary voting power to elect a majority of our board of directors;

•	any sale of securities to a person or group of persons, within the meaning of the Securities Exchange Act of 1934, if, after that sale, that person or group of persons would not, in the aggregate, own, control or have the right to acquire more than two percent of the outstanding securities of any class of our voting securities; and

•	any distribution, disposition or sale of any of our securities to a person or group of persons, within the meaning of the Securities Exchange Act of 1934, in connection with a merger, consolidation or similar transaction if, after that transaction, that person or group of persons will own or control securities that constitute in the aggregate the ordinary voting power to elect a majority of the surviving corporation’s directors, provided that the transaction has been approved by our board of directors or any authorized committee.

C. Preferred Stock

      Under the terms of the securities purchase agreement dated as of April 4, 1995, as amended, among Nextel, Digital Radio L.L.C. and Craig O. McCaw, we issued to Digital Radio about 8.2 million shares of class A preferred stock (of which about 5.0 million were outstanding on September 30, 2002), each with a stated value of $36.75 per share, and 82 shares of class B preferred stock. These shares of class A preferred stock are convertible, in specified circumstances, into an equal number of shares of class C preferred stock. The outstanding shares of class A preferred stock and any shares of class C preferred stock issued upon conversion are convertible into about 29.9 million shares of common stock in the aggregate, and the outstanding class B preferred stock is convertible into 82 shares of common stock. In addition, we have issued shares of the series D preferred stock, the series E preferred stock and the zero coupon convertible preferred stock. The description below is intended as a summary only and is qualified in its entirety by reference to our certificate of incorporation and our by-laws.

1. Class A Preferred Stock

      The class A preferred stock is the primary mechanism for providing Digital Radio with the corporate governance rights contemplated by the securities purchase agreement entered into with Mr. McCaw. Holders of class A preferred stock, voting separately as a class, are entitled to elect three members of the board of directors or, if greater than three, the number of directors, rounded up to the nearest whole number, equal to 25% of the entire board of directors, which are referred to as the class A directors. For so long as the operations committee of our board of directors is in existence and the holders of the class A preferred stock are entitled to elect directors, Digital Radio is entitled to have a majority of the members of the operations committee represented by class A directors or directors designated by Digital Radio under the terms of the class B preferred stock or the securities purchase agreement. With respect to matters other than the election of directors, shares of class A preferred stock vote together as a class with shares of common stock and each share of class A preferred stock is entitled to a number of votes equal to the number of shares of common stock into which that share is convertible.

      The operations committee consists of five members, three of whom are entitled to be selected from among Digital Radio’s representatives on the board of directors, as described above. The operations committee has the authority to formulate key aspects of our business strategy, including decisions relating to the technology we use, subject to existing equipment purchase agreements; acquisitions; the creation and approval of operating and capital budgets and marketing and strategic plans; approval of financing plans; endorsement of nominees to the board of directors; and nomination and oversight of specified executive officers. If a majority of our board members who are independent of Mr. McCaw vote to override actions taken or proposed by the operations committee, there are no consequences to us. If the board of directors acts to revoke or terminate the authority of the operations committee, a $25 million liquidated damages payment must be made to Digital Radio, except in specified circumstances. The securities purchase agreement, our certificate of incorporation, and our by-laws delineate a number of circumstances, chiefly involving or resulting from specified events with respect to Digital Radio or Mr. McCaw, in which the operations committee could be terminated by action of the board of directors but the liquidated damages payment would not be required. Shares of class A preferred stock are entitled to dividends only to the extent declared or paid with respect to common stock, in amounts equal to the amounts that would be received had the class A preferred stock been converted into common stock. Upon liquidation, dissolution or winding up of our company, the holders of class A preferred stock are entitled to receive a liquidation preference equal to the stated value of the class A preferred stock plus any accrued but unpaid dividends.

      Each share of class A preferred stock is convertible at the election of the holder into six shares of common stock, subject to specified adjustments. Upon the occurrence of specified events, including the failure of Digital Radio, Mr. McCaw and his controlled affiliates to own at least 5% of the voting power of our equity securities, the shares of class A preferred stock are automatically converted into shares of common stock. In addition, shares of class A preferred stock are automatically converted into shares of class C preferred stock on a one-for-one basis upon the occurrence of specified events, including the reduction of Digital Radio’s ownership interest in the class A preferred stock to below 51% of the then outstanding class A preferred stock or foreclosure by a secured party upon shares of class A preferred stock pledged to that secured party. Shares of class A preferred stock are also redeemable at our option upon the occurrence of specified events constituting a change in control, as defined in the terms of our certificate of incorporation, at a redemption price equal to the stated value of the class A preferred stock plus the amount of any accrued or declared but unpaid dividends on the class A preferred stock.

2. Class B Preferred Stock

      The purpose of the class B preferred stock is to provide a protection for Digital Radio’s right to proportionate representation on the board of directors, to the extent not provided by Digital Radio’s ownership of class A preferred stock, and to establish a mechanism for the payment of the $25 million liquidated damages payment contemplated by the securities purchase agreement if the board of directors takes specified actions in specified circumstances with respect to the operations committee that give rise to this payment. Shares of class B preferred stock are automatically converted on a one-for-one basis to shares of common stock if the equity interest of Digital Radio, Mr. McCaw and his controlled affiliates falls below 5% or if specified transfers of class B preferred stock occur.

3.	Class C Preferred Stock

      The purpose of the class C preferred stock is to protect the economic attributes of the class A preferred stock if specified events resulting in the termination of the corporate governance rights associated with the class A preferred stock occur. The terms of the class C preferred stock are substantially the same as the terms of the class A preferred stock except that holders of class C preferred stock have no special voting rights in the election of directors, including the appointment of directors to the operations committee.

4.	Series D Preferred Stock

      The series D preferred stock ranks equally with the series E preferred stock and the zero coupon convertible preferred stock in all respects, and ranks equally with the class A preferred stock, the class B preferred stock and the class C preferred stock in all respects except that it is junior with respect to the $25 million cash payment on the class B preferred stock discussed above. The circumstances under which this payment must be made are described above and are set forth in detail in the securities purchase agreement referred to above and in our certificate of incorporation. Dividends on the series D preferred stock are cumulative at 13% per year and are payable quarterly in cash. The series D preferred stock is mandatorily redeemable on July 15, 2009. It may be redeemed at specified prices in whole or in part at our option after December 15, 2005 and, in specified circumstances, after July 15, 2002. The series D preferred stock is also exchangeable, in whole but not in part, at our option at any time after December 15, 2005, and sooner in some circumstances, into subordinated exchange debentures.

5.	Series E Preferred Stock

      The series E preferred stock ranks equally with the series D preferred stock and the zero coupon convertible preferred stock in all respects, and ranks equally with the class A preferred stock, the class B preferred stock and the class C preferred stock in all respects except that it is junior with respect to the $25 million cash payment on the class B preferred stock discussed above. The circumstances under which this payment must be made are described above and are set forth in detail in the securities purchase agreement referred to above and in our certificate of incorporation. Dividends on the series E preferred stock are cumulative at 11.125% per year and are payable quarterly in cash or, on or before February 15, 2003, at our sole option, in additional shares of series E preferred stock. The series E preferred stock is mandatorily redeemable on February 15, 2010. It may be redeemed at specified prices in whole or in part at our option after December 15, 2005 and, in specified circumstances, after February 15, 2003. The series E preferred stock is also exchangeable, in whole but not in part, at our option at any time after December 15, 2005, and sooner in some circumstances, into subordinated exchange debentures.

6.	Zero Coupon Convertible Preferred Stock Due 2013

      The zero coupon convertible preferred stock ranks equally with the series D preferred stock and the series E preferred stock in all respects, and ranks equally with the class A preferred stock, the class B preferred stock, and the class C preferred stock in all respects except that it is junior with respect to the $25 million cash payment on the class B preferred stock discussed above. The circumstances under which this payment must be made are described above and are set forth in detail in the securities purchase agreement referred to above and in our certificate of incorporation. The zero coupon convertible preferred stock had an initial liquidation preference of $253.675 per share. No dividends are payable with respect to the zero coupon convertible preferred stock; however, the liquidation preference accretes from the issuance date at an annual rate of 9.25% compounded quarterly. The zero coupon convertible preferred stock is convertible at the option of the holders before redemption or maturity into common stock at a conversion rate of 19.4882 shares of common stock per share of zero coupon convertible preferred stock, subject to adjustment upon the occurrence of specific events. The zero coupon convertible preferred stock is redeemable at our option beginning December 23, 2005 and may be tendered by the holders for acquisition by us on December 23, 2005 and 2008. The zero coupon convertible preferred stock is mandatorily redeemable on December 23, 2013 at the fully accreted liquidation preference of $1,000 per share. We may elect, subject to the satisfaction of specific requirements, to pay any redemption or tender price with common stock.

D.	Relevant Provisions of Our Certificate of Incorporation, Our By-laws and Delaware Law

      Our certificate of incorporation and our by-laws contain provisions that could make more difficult the acquisition of our company by means of a tender offer, a proxy contest or otherwise. These provisions are expected to discourage specific types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of our company to first negotiate with us. Although these provisions may have the effect of delaying, deferring or preventing a change in control of our company, we believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms. The description below is intended as a summary only and is qualified in its entirety by reference to our certificate of incorporation and our by-laws.

1.	Board of Directors

      Our certificate of incorporation provides that the board of directors is divided into three classes of directors, with each class having a number of directors as nearly equal as possible and with the term of each class expiring in a different year. Our by-laws provide that the board of directors will consist of one or more members, and that the number of directors will be determined by resolution of the board of directors or by the stockholders at their annual meeting or a special meeting. We are a party to agreements with some of our stockholders that entitle specified stockholders to name specified nominees to be elected to the board of directors; these agreements could require us to increase the size of the board of directors. Additionally, the holders of class A preferred stock, voting separately as a class, are entitled to elect a specified number of members of the board of directors. Under the terms of the securities purchase agreement with Mr. McCaw, we cannot increase the size of the board of directors to be greater than sixteen members without the consent of Digital Radio. The board of directors currently consists of ten directors. Subject to any rights of holders of preferred stock, a majority of the board of directors then in office has the sole authority to fill any vacancies on the board of directors. Under Delaware law, stockholders may remove members of a classified board only for cause.

2.	Stockholder Actions and Special Meetings

      Our certificate of incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and prohibits stockholder action by written consent instead of a meeting. Our by-laws provide that, subject to the rights of holders of any series of preferred stock, special meetings of stockholders may be called only by our president, at the request of a majority of the board of directors or at the request of stockholders owning a majority of our entire capital stock issued and outstanding and entitled to vote.

3.	Anti-Takeover Statute

      Section 203 of the Delaware General Corporation Law is applicable to corporate takeovers in Delaware. Subject to specified exceptions listed in this statute, Section 203 of the Delaware General Corporation Law provides that a corporation may not engage in any business combination with any “interested stockholder” for a three-year period following the date that the stockholder becomes an interested stockholder unless:

•	before that date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding specified shares; or

•	on or after that date, the business combination is approved by the board of directors of the corporation and by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

      Except as specified in Section 203 of the Delaware General Corporation Law, an interested stockholder is defined to include any person that is:

•	the owner of 15% or more of the outstanding voting stock of the corporation;

•	an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately before the relevant date; and

•	the affiliates and associates of the above.

      Under specific circumstances, Section 203 of the Delaware General Corporation Law makes it more difficult for an “interested stockholder” to effect various business combinations with a corporation for a three-year period, although the stockholders may, by adopting an amendment to the corporation’s certificate of incorporation or bylaws, elect not to be governed by this section, effective twelve months after adoption. Our certificate of incorporation and by-laws do not exclude us from the restrictions imposed under Section 203. It is anticipated that the provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with the board of directors since the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder.

VI. PLAN OF DISTRIBUTION

      The common stock being offered by this prospectus may be sold from time to time to purchasers directly by the selling stockholders listed in the table set forth in “IV. Selling Stockholders” or, alternatively, through underwriters, broker-dealers or agents. The selling stockholders may offer the common stock at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions:

•	on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on an exchange or service or in the over-the-counter market; or

•	through the writing of options.

      In connection with sales of the securities, the selling stockholders may enter into hedging transactions with broker-dealers, who may in turn engage in short sales of the securities and deliver them to close out the short positions, or loan or pledge the securities to broker-dealers that in turn may sell them.

      The selling stockholders and any of their brokers, dealers or agents who participate in the distribution of the securities may be deemed to be “underwriters,” and any profits on the sale of the common stock by them and any discounts, commissions, or concessions received by any brokers, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act of 1933.

      Unless noted otherwise under “IV. Selling Stockholders” with respect to a particular selling stockholder, to the best of our knowledge, there are currently no plans, agreements, arrangements or understandings between any selling stockholders and any broker, dealer, agent or underwriter regarding the sale of the common stock by the selling stockholders.

      At any time a particular offer of the common stock is made, a revised prospectus or supplement, if required, will be distributed that will set forth the aggregate number of shares of common stock being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, any discounts, commissions and other items constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers. Any supplement and, if necessary, a post-effective amendment to the registration statement, of which this prospectus is a part, will be filed with the Securities and Exchange Commission to reflect the disclosure of additional information with respect to the distribution of the securities. In addition, under specified circumstances, the common stock covered by this prospectus may be sold in private transactions or under Rule 144 rather than under this prospectus.

      We have agreed to indemnify the selling stockholders against specified liabilities under the Securities Act of 1933 and to pay substantially all of the expenses incidental to the registration, offering and sale of the securities to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

VII. LEGAL MATTERS

      Jones, Day, Reavis & Pogue, Atlanta, Georgia, will pass upon the validity of the common stock offered by this prospectus.

VIII. EXPERTS

      The consolidated financial statements and the related financial statement schedules of Nextel Communications, Inc. incorporated in this prospectus by reference from Nextel Communications, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2001, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards No. 133 and Staff Accounting Bulletin No. 101), which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

      With respect to the unaudited interim financial information for the periods ended September 30, 2001 and 2002, which is incorporated herein by reference, Deloitte & Touche LLP have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their report included in Nextel Communications, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited interim financial information because that report is not a “report” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

IX. WHERE YOU CAN GET MORE INFORMATION

A. Available Information

      We file reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy this information at the public reference facilities maintained by the Commission at the Commission’s Public Reference Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549.

      You may obtain information on the operation of the public reference room by calling the Commission at 1-800-SEC-0330. Our filings are also available on the Commission’s web site on the Internet at http://www.sec.gov.

      Statements in this prospectus concerning the contents of any contract, agreement or other document are not necessarily complete. If we filed as an exhibit to any of our public filings any of the contracts, agreements or other documents referred to in this prospectus, you should read the exhibit for a more complete understanding of the document or matter involved.

B. Incorporation of Documents by Reference

      The Securities and Exchange Commission allows us to incorporate by reference information that we have filed with the Commission into this prospectus. This means:

•	incorporated documents are considered part of this prospectus;

•	we can disclose important business and financial information to you by referring you to those documents; and

•	information that we file with the Commission will automatically update and supersede the information in or incorporated by reference into this prospectus, as described below.

      We will make documents incorporated by reference available to you without charge upon your oral or written request. Requests for those documents should be directed to Nextel Communications, Inc., 2001 Edmund Halley Drive, Reston, Virginia 20191, Attention: Investor Relations, telephone: (703) 433-4300. This prospectus incorporates by reference the following documents:

•	Annual report on Form 10-K for the year ended December 31, 2001, dated and filed with the Commission on March 29, 2002;

•	Quarterly report on Form 10-Q for the quarter ended March 31, 2002, dated and filed with the Commission on May 15, 2002;

•	Quarterly report on Form 10-Q for the quarter ended June 30, 2002, dated and filed with the Commission on August 14, 2002;

•	Quarterly report on Form 10-Q for the quarter ended September 30, 2002, dated and filed with the Commission on November 14, 2002;

•	Current reports on Form 8-K:

•	dated and filed with the Commission on January 3, 2002;

•	dated and filed with the Commission on January 17, 2002;

•	dated and filed with the Commission on February 1, 2002;

•	dated and filed with the Commission on February 5, 2002;

•	dated and filed with the Commission on February 19, 2002;

•	dated and filed with the Commission on February 21, 2002;

•	dated and filed with the Commission on April 17, 2002;

•	dated May 24, 2002 and filed with the Commission on May 28, 2002;

•	dated and filed with the Commission on June 11, 2002;

•	dated and filed with the Commission on July 16, 2002;

•	dated and filed with the Commission on August 14, 2002;

•	dated and filed with the Commission on September 10, 2002;

•	dated and filed with the Commission on September 19, 2002;

•	dated and filed with the Commission on October 8, 2002;

•	dated and filed with the Commission on October 24, 2002;

•	dated and filed with the Commission on December 17, 2002; and

•	dated and filed with the Commission on December 24, 2002;

•	Proxy statement, dated and filed with the Commission in definitive form on April 19, 2002, with respect to the information required by Items 401 (management), 402 (executive compensation), 403 (securities ownership) and 404 (certain relationships and related transactions) of Regulation S-K promulgated under the Securities Act of 1933 and the Securities Exchange Act of 1934; and

•	The description of the common stock contained in the registration statement on Form 8-A, dated January 16, 1992, including the information incorporated by reference into that registration statement from the registration statement on Form S-1, as amended, dated as of January 27, 1992.

      We are also incorporating by reference additional documents we may file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before the termination of the offering. This additional information is a part of this prospectus from the date of filing of those documents.

      Any statements made in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded to the extent that a subsequently filed document which is also incorporated or deemed to be incorporated by reference in this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

      The information relating to us contained in this prospectus should be read together with the information in the documents incorporated or deemed to be incorporated by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.	Other Expenses of Issuance and Distribution

      The table below sets forth the various expenses and costs to be incurred by Nextel Communications, Inc. in connection with the sale and distribution of the securities offered hereby, other than underwriting discounts and commissions which will be borne by the selling stockholders. All the amounts shown are estimated except the Securities and Exchange Commission registration fee.

Securities and Exchange Commission filing fee	$20,244
Printing expenses	25,000
Legal fees and expenses	100,000
Accounting fees and expenses	75,000
Miscellaneous expenses	5,256

Total	$225,500

ITEM 15.	Indemnification of Directors and Officers.

      Set forth below is a description of certain provisions of our Restated Certificate of Incorporation, as amended (the “Nextel Charter”), our Amended and Restated By-laws (the “Nextel By-laws”), and the Delaware General Corporation Law (the “DGCL”). This description is intended as a summary only and is qualified in its entirety by reference to the Nextel Charter, the Nextel By-laws, and the DGCL.

      Elimination of Liability in Certain Circumstances. The Nextel Charter provides that, to the full extent provided by law, a director will not be personally liable to Nextel or its stockholders for or with respect to any acts or omissions in the performance of his or her duties as a director. The DGCL provides that a corporation may limit or eliminate a director’s personal liability for monetary damages to the corporation or its stockholders, except for liability (i) for any breach of the director’s duty of loyalty to such corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for paying a dividend or approving a stock repurchase in violation of Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

      While Article 7 of the Nextel Charter provides directors with protection from awards for monetary damages for breaches of the duty of care, it does not eliminate the directors’ duty of care. Accordingly, Article 7 will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director’s breach of the duty of care. The provisions of Article 7 as described above apply to officers of Nextel only if they are directors of Nextel and are acting in their capacity as directors, and does not apply to officers of Nextel who are not directors.

      Indemnification and Insurance. Under the DGCL, directors and officers as well as other employees and individuals may be indemnified against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement in connection with specified actions, suits, or proceedings, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation as a derivative action) if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interest of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful.

      Article 6 of the Nextel Charter and Article VII of the Nextel By-laws provide to directors and officers indemnification to the full extent provided by law, thereby affording the directors and officers of Nextel the protections available to directors and officers of Delaware corporations. Article VII of the Nextel By-laws also provides that expenses incurred by a person in defending a civil or criminal action, suit, or proceeding by reason of the fact that he or she is or was a director or officer shall be paid in advance of the final disposition of such action, suit, or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by Nextel as authorized by relevant Delaware law. Nextel has obtained directors and officers liability insurance providing coverage to its directors and officers.

      On September 12, 1991, the Board of Directors of Nextel unanimously adopted resolutions authorizing Nextel to enter into an Indemnification Agreement (the “Indemnification Agreement”) with each director of Nextel. Nextel has entered into an Indemnification Agreement with each of its directors and officers.

      One of the purposes of the Indemnification Agreements is to attempt to specify the extent to which persons entitled to indemnification thereunder (the “Indemnitees”) may receive indemnification under circumstances in which indemnity would not otherwise be provided by the DGCL. Pursuant to the Indemnification Agreements, an Indemnitee is entitled to indemnification as provided by Section 145 of the DGCL and to indemnification for any amount which the Indemnitee is or becomes legally obligated to pay relating to or arising out of any claim made against such person because of any act, failure to act, or neglect or breach of duty, including any actual or alleged error, misstatement, or misleading statement, which such person commits, suffers, permits, or acquiesces in while acting in the Indemnitee’s position with Nextel. The Indemnification Agreements are in addition to and are not intended to limit any rights of indemnification which are available under the Nextel Charter or the Nextel By-laws, any policy of insurance or otherwise. Nextel is not required under the Indemnification Agreements to make payments in excess of those expressly provided for in the DGCL in connection with any claim against the Indemnitee:

      (i) which results in a final, nonappealable order directing the Indemnitee to pay a fine or similar governmental imposition which Nextel is prohibited by applicable law from paying; or

      (ii) based upon or attributable to the Indemnitee gaining in fact a personal profit to which he was not legally entitled including, without limitation, profits made from the purchase and sale by the Indemnitee of equity securities of Nextel which are recoverable by Nextel pursuant to Section 16(b) of the Securities Exchange Act of 1934, as amended and profits arising from transactions in publicly traded securities of Nextel which were effected by the Indemnitee in violation of Section 10(b) of the Exchange Act or Rule 10b-5 promulgated thereunder.

      In addition to the rights to indemnification specified therein, the Indemnification Agreements are intended to increase the certainty of receipt by the Indemnitee of the benefits to which he or she is entitled by providing specific procedures relating to indemnification.

      The Indemnification Agreements are also intended to provide increased assurance of indemnification by prohibiting Nextel from adopting any amendment to the Nextel Charter or the Nextel By-laws which would have the effect of denying, diminishing or encumbering the Indemnitee’s rights pursuant thereto or to the DGCL or any other law as applied to any act or failure to act occurring in whole or in part prior to the effective date of such amendment.

ITEM 16.	Exhibits.

      All references to documents filed pursuant to the Securities Exchange Act of 1934, including Forms 10-K, 10-Q and 8-K, were filed by Nextel Communications, Inc., file no. 0-19656, unless otherwise indicated.

Exhibit
Number

4.1.	1	Restated Certificate of Incorporation of Nextel (filed June 1, 2000 as Exhibit 3.1 to Nextel’s post-effective amendment no. 2 to registration statement no. 33-1290 on Form S-4 and incorporated herein by reference).

Exhibit
Number

4.1.	2	Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of 13% Series D Exchangeable Preferred Stock and Qualifications, Limitations and Restrictions Thereof (filed July 22, 1997 as Exhibit 4.1 to Nextel’s current report on Form 8-K dated July 21, 1997 and incorporated herein by reference).
4.1.	3	Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of 11.125% Series E Exchangeable Preferred Stock and Qualifications, Limitations and Restrictions Thereof (filed February 12, 1998 as Exhibit 4.1 to Nextel’s current report on Form 8-K and incorporated herein by reference).
4.1.	4	Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of Zero Coupon Convertible Preferred Stock due 2013 and Qualifications, Limitations and Restrictions Thereof (filed February 10, 1999 as Exhibit 4.16 to Nextel’s registration statement on Form S-4 and incorporated herein by reference).
4.2		Amended and Restated By-Laws of Nextel (filed July 31, 1995 as Exhibit 4.2 to Nextel’s post-effective amendment no. 1 on Form S-8 to registration statement no. 33-91716 on Form S-4 and incorporated herein by reference).
4.3		Indenture dated September 17, 1997 between Nextel and Harris Trust and Savings Bank, as Trustee, relating to Nextel’s 10.65% Senior Redeemable Discount Notes due 2007 (filed September 22, 1997 as Exhibit 4.1 to Nextel’s current report on Form 8-K and incorporated herein by reference).
4.4		Indenture dated October 22, 1997 between Nextel and Harris Trust and Savings Bank, as Trustee, relating to Nextel’s 9.75% Senior Serial Redeemable Discount Notes due 2007 (filed October 23, 1997 as Exhibit 4.1 to Nextel’s current report on Form 8-K and incorporated herein by reference).
4.5		Indenture dated February 11, 1998 between Nextel and Harris Trust and Savings Bank, as Trustee, relating to Nextel’s 9.95% Senior Serial Redeemable Discount Notes due 2008 (filed February 12, 1998 as Exhibit 4.2 to Nextel’s current report on Form 8-K and incorporated herein by reference).
4.6		Indenture dated November 4, 1998 between Nextel and Harris Trust and Savings Bank, as Trustee, relating to Nextel’s 12.0% Senior Serial Redeemable Notes due 2008 (filed February 10, 1999 as Exhibit 4.13.1 to Nextel’s registration statement on Form S-4 and incorporated herein by reference).
4.7		Indenture dated June 16, 1999 between Nextel and Harris Trust and Savings Bank, as Trustee, relating to Nextel’s 4.75% Convertible Senior Redeemable Notes due 2007 (filed June 23, 1999 as Exhibit 4.1 to Nextel’s current report on Form 8-K and incorporated herein by reference).
4.8		Indenture dated November 12, 1999 between Nextel and Harris Trust and Savings Bank, as Trustee, relating to Nextel’s 9.375% Senior Serial Redeemable Notes due 2009 (filed November 15, 1999 as Exhibit 4.1 to the quarterly report on Form 10-Q for the quarter ended September 30, 1999 (the “1999 Third Quarter 10-Q”) and incorporated herein by reference).
4.9		Indenture dated January 26, 2000 between Nextel and Harris Trust and Savings Bank, as Trustee, relating to Nextel’s 5.25% Convertible Senior Redeemable Notes due 2010 (filed January 26, 2000 as Exhibit 4.1 to Nextel’s current report on Form 8-K and incorporated herein by reference).

Exhibit
Number

4.10		Indenture dated January 26, 2001, between Nextel and BNY Midwest Trust Company, as Trustee, relating to Nextel’s 9.5% Senior Serial Redeemable Notes due 2011 (filed January 29, 2001 as Exhibit 4.1 to Nextel’s current report on Form 8-K incorporated herein by reference)
**4.11		Registration Rights Agreement, dated as of November 29, 2001, by and between Nextel and NeoWorld Holdings, LLC (filed as Exhibit 4.15 to this registration statement on August 16, 2002).
4.12		Indenture, dated as of May 29, 2001, by and between Nextel and BNY Midwest Trust Company, as Trustee, relating to Nextel’s 6% Convertible Senior Notes due 2011 (filed May 29, 2001 as Exhibit 4.1 to Nextel’s current report on Form 8-K and incorporated herein by reference).
4.13	.1	Amended and Restated Credit Agreement dated November 9, 1999 among Nextel, Nextel Finance Company, the other Restricted Companies party thereto, the Lenders Party thereto, Toronto Dominion (Texas) Inc., as Administrative Agent, and The Chase Manhattan Bank as Collateral Agent (filed November 15, 1999 as Exhibit 4.3 to the 1999 Third Quarter 10-Q and incorporated herein by reference).
4.13	.2	Tranche D Term Loan Agreement dated March 15, 2000 among Nextel, Nextel Finance Company, the other Restricted Companies party thereto, the Lenders Party thereto, Toronto Dominion (Texas), as Administrative Agent, and The Chase Manhattan Bank as Collateral Agent (filed March 15, 2000 as Exhibit 4.1 to the current report on Form 8-K and incorporated herein by reference).
4.13	.3	Amendment no. 1 dated April 26, 2000 to the Amended and Restated Credit Agreement dated November 9, 1999 among Nextel, Nextel Finance Company, the Other Restricted Companies party thereto, the Lenders party thereto, Toronto Dominion (Texas), as Administrative Agent, and The Chase Manhattan Bank, as Collateral Agent (filed May 5, 2000 as Exhibit 4.1 to the current report on Form 8-K and incorporated herein by reference).
4.13	.4	Amendment no. 2 dated March 29, 2001 to the Amended and Restated Credit Agreement dated November 9, 1999, as amended, among Nextel, Nextel Finance Company, the Other Restricted Companies party thereto, the Lenders party thereto, Toronto Dominion (Texas), as Administrative Agent, and The Chase Manhattan Bank, as Collateral Agent (filed April 2, 2001 as Exhibit 4.13.4 to Nextel’s annual report on Form 10-K for the year ended December 31, 2000 and incorporated herein by reference).
** 5		Form of Opinion of Jones, Day, Reavis & Pogue regarding validity.
23.1		Consent of Jones, Day, Reavis & Pogue (included in Exhibit 5).
*23.2		Consent of Deloitte & Touche LLP.
**24		Powers of Attorney.
**99.1		Loan Agreement, dated April 27, 2001, between Unrestricted Subsidiary Funding Company and James F. Mooney.
*99.2		Independent Auditor’s Awareness Letter, dated January 6, 2003.

*	Filed herewith
**	Previously filed

ITEM 17.	Undertakings.

      (a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Sections 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this amendment to its registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Reston, in the Commonwealth of Virginia, on the 6th day of January, 2003.

NEXTEL COMMUNICATIONS, INC.

By:	/s/ LEONARD J. KENNEDY

Leonard J. Kennedy
Senior Vice President and General Counsel

      Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

* William E. Conway, Jr.	Chairman of the Board and Director

* Timothy M. Donahue	President, Chief Executive Officer and Director (principal executive officer)

* Paul N. Saleh	Executive Vice President and Chief Financial Officer (principal financial officer)

* William G. Arendt	Vice President and Controller (principal accounting officer)

* Morgan E. O’Brien	Vice Chairman of the Board and Director

* Keith J. Bane	Director

* J. Timothy Bryan	Director

* Frank M. Drendel	Director

* V. Janet Hill	Director

Signature	Title	Date

* William E. Kennard	Director

* Craig O. McCaw	Director

* Dennis M. Weibling	Director

/s/ LEONARD J. KENNEDY Leonard J. Kennedy	*Attorney-in-fact	January 6, 2003

EXHIBITS

Exhibit
Number	Description of Exhibits

*23.2	— Consent of Deloitte & Touche LLP.
*99.2	— Independent Auditor’s Awareness Letter, dated January 6, 2003.

*	Filed herewith